March 4, 2019

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tara Harkins
Ms. Lynn Dicker
Mr. Thomas Jones
Mr. Geoff Kruczek

Re:	ShockWave Medical, Inc.

Registration Statement on Form S-1

Registration No. 333-229590

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-229590) (the “Registration Statement”) of ShockWave Medical, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 pm, Washington, D.C. time, on March 6, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Very truly yours,

SHOCKWAVE MEDICAL, INC.

By:	/s/ Douglas Godshall
Name:	Douglas Godshall
Title:	President & Chief Executive Officer

[Signature Page to Acceleration Request]